BTB 3/13 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09056740

[redacted]NUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen (312) 521 - 1000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, **James V. Lorentsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Trust Capital Partners, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

"OFFICIAL SEAL"
DAVID F. WILDING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/31/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2009

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2008

Assets

Cash	$	1,458,007
Receivables from broker-dealers and futures commission merchants, net		32,913,594
Securities owned, at fair value		38,013,435
Prepaid expenses		720,671
Other assets		380,452
Total assets	$	73,486,159

Liabilities and Member's Equity

Liabilities		
Securities sold under agreements to repurchase	$	56,517,017
Accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities		5,149,651
Total liabilities		61,666,668
Commitments and contingent liabilities		
Member's equity		11,819,491
Total liabilities and member's equity	$	73,486,159

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Performance Trust Capital Partners, LLC (the Company) is an Illinois limited liability company formed on December 29, 2006, and is a wholly-owned subsidiary of PT Financial, LLC. The Company was formed for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Profit and loss arising from all proprietary securities transactions are recorded on a trade date basis, as if they had settled.

Securities owned: Securities owned are valued at fair value with the resulting net unrealized gains and losses included in principal trading income of the current period.

Repurchase agreements: Transactions involving sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price.

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's member individually is required to file federal and state income tax returns recognizing the Company's taxable income.

Recent accounting pronouncements: In December 2008, the Financial Accounting Standards Board (FASB) issued Staff Position No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP FAS 132(R)-1). FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets in a defined benefit pension or other postretirement plan, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurements on changes in plan assets for the period. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. As this pronouncement is only disclosure-related, it will not have an impact on the financial position and results of operations.

Note 1. Nature of Business and Significant Accounting Policies (continued)

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies.* SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on the Company's financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In March 2008, the FASB released Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ended December 31, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the Company's financial position, results from operations and cash flows.

Note 2. Receivables from Broker-Dealers and Futures Commission Merchants

Amounts outstanding at December 31, 2008, were as follows:

Cash	$ 7,029,846
Unsettled transactions	25,136,483
Deposit at clearing broker	100,000
Receivable from futures commission merchants	435,012
Bond interest and principal receivable	384,831
Open trade equity on futures positions	(172,578)
	$ 32,913,594

Note 3. Securities Owned

Securities owned, at fair value at December 31, 2008, are summarized as follows:

Mortgage-backed securities	$ 23,871,256
State and municipal obligations	14,142,179
	$ 38,013,435

Note 4. Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements,* (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include liquid government bonds and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and state municipal bonds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include debt positions in private companies and certain mortgage-backed securities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Note 4. Fair Value Measurements (continued)

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and mortgage securities for which there are quoted prices in active markets. If quoted market prices are not available for the security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or the present value of anticipated cash flows assuming market discount rates of securities with similar terms and credit quality. Examples of such instruments are state and municipal obligations which would generally be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. For instance, in the valuation of certain collateralized mortgage obligations, the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates. Therefore, collateralized mortgage obligations are valued using market-standard models to model the specific collateral composition and cash flow structure of each deal; key inputs to the model are market spreads data for each credit rating, collateral type and other relevant contractual features.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:			
Mortgage-backed securities (Note 3)	$ -	$ -	$ 23,871,256
State and municipal obligations (Note 3)	-	14,142,179	-
Receivables from broker-dealers and futures commission merchants:			
Open trade equity on futures positions (Note 6)	(172,578)	-	-
Accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities:			
Mortgage-backed TBA securities (Note 6)	(142,498)	-	-

Note 5. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a fair value of approximately $61,000,000 at December 31, 2008. The Company reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

Note 6. Derivatives and Hedging

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments. The Company uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. The Company does not expect any material losses relating to such derivative instruments that would not be offset with corresponding gains on securities hedged. At December 31, 2008, derivatives consist of financial futures contracts to purchase $5,500,000 of ten-year U.S. Treasury notes. The fair value of these financial futures contracts, included in receivables from broker-dealers and futures commission merchants on the statement of financial condition, was a net short position of $172,578 at December 31, 2008.

The Company also enters into transactions involving mortgage-backed "to-be-announced" securities (TBAs). TBAs provide for the forward settlement of the underlying instruments. The credit risk for TBAs is limited to the unrealized market valuation gains recorded. At December 31, 2008, TBAs were used to hedge interest rate risk in the Company's securities inventory. The Company's TBA commitments at December 31, 2008, represent a net short position with a par value of $21,000,000 that is not reflected on the statement of financial condition. The fair value of the TBA commitments, included in accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities on the statement of financial condition, was a net short position of $142,498 at December 31, 2008.

Note 7. Retirement Plans

The Company has a combination cash balance / 401(k) profit sharing plan that covers substantially all employees. Company contributions are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations.

The cash balance plan (cash plan)'s projected benefit obligation and related accumulated benefit obligation totaled $802,032 at December 31, 2008. The cash plan's assets consist of cash at December 31, 2008. The cash plan does not expect to pay benefits each of the next five years (2009 to 2013) nor in aggregate the following five years (2014 to 2018). The cash plan does not anticipate any of the plan assets being returned to the Company during 2009. The cash plan's weighted average assumed discount rate used was 5% and the cash plan was fully funded at December 31, 2008.

Note 8. Related Party Transactions

The Company has an Expense Sharing, Licensing and Service Fee Agreement (Agreement) with Performance Trust Investment Advisors, LLC (PTIA). The Company and PTIA, a registered investment advisor, share common and identical ownership. Throughout the year, PTIA and the Company borrow from each other, as necessary. At December 31, 2008, PTIA owed the Company $150,834, which is included in other assets in the statement of financial condition.

The Company and PT Financial, LLC occasionally borrow from each other, as necessary. At December 31, 2008, nothing was owed to or from PT Financial, LLC.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

Note 10. Commitments and Contingent Liabilities

The Company has a lease on its Chicago office that expires on May 31, 2013, with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent and its proportionate share of the building's real estate taxes and operating expenses. Additionally, the Company has a lease on its Wheaton, IL office that expires on August 31, 2013 with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent only for that facility. Office rent is expensed on the straight-line basis over the noncancelable term of the lease. Deferred rent payments, included in accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities on the statement of financial condition, were $238,874 at December 31, 2008.

Note 10. Commitments and Contingent Liabilities (continued)

Future minimum lease commitments are:

Year ending December 31:		
2009	$	756,317
2010		771,258
2011		786,536
2012		802,435
2013		372,422
	$	3,488,968

At December 31, 2008, the Company was party to a $330,000 unsecured letter of credit in support of its future lease obligations at its Chicago facility.

The Company is required to maintain a $100,000 deposit with one of its clearing broker-dealers.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $5,326,410, which was $5,008,525 in excess of its required net capital of $317,885. The Company's net capital ratio was 0.90 to 1.

McGladrey & Pullen
Certified Public Accountants

Performance Trust Capital Partners, LLC

Statement of Financial Condition Report
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.